Mail Stop 3010

February 2, 2010

Mr. J. Scott Webber
Chief Executive Officer
Encompass Holdings, Inc.
13892 Old Oregon Trail
Redding CA 96003

> **Re: Encompass Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 27, 2010**
> **Item 4.01 Form 8-K/A1**
> **Filed February 1, 2010**
> **Item 4.01 Form 8-K/A2**
> **Filed February 2, 2010**
> **File No. 0-31451**

Dear Mr. Webber:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant